File No. 70-9645

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POS - AMC

(Post-Effective Amendment No. 11)
TO
FORM U-1 APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation Commonwealth Edison Company 10 South Dearborn Street 37th Floor Chicago, IL 60603	PECO Energy Company 2301 Market Street Philadelphia, Pennsylvania 19101	Exelon Generation Company, LLC 300 Exelon Way Kennett Square, Pennsylvania 19348

(Names of companies filing this statement and addresses of principal executive offices)

Exelon Corporation

(Name of top holding company parent of each applicant or declarant)

Randall E. Mehrberg
Executive Vice President and General Counsel
Exelon Corporation
10 South Dearborn Street
37th Floor
Chicago, Illinois 60603

(Name and address of agent for service)

The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Joanne C. Rutkowski Stephanie M. Smith Baker Botts L.L.P. 1299 Pennsylvania Ave., NW Washington, DC 20004 202-639-7785	Constance W. Reinhard Exelon Corporation 10 South Dearborn Street, 35th Floor Chicago, Illinois 60603 312-394-3604

Item 1. Description of the Proposed Transaction.

A.	Summary of Proposed Request

     In the Merger Order (as hereinafter defined), the Securities and Exchange Commission (“Commission”) found that the electric utility properties of Exelon Corporation (“Exelon” or the “Company”) and its subsidiary companies (together, the “Exelon System”) would be interconnected within the meaning of Section 2(a)(29)(A) of the Public Utility Holding Company Act of 1935 (the “1935 Act” or “Act”). That finding was based in part on the fact that Exelon had obtained a 100 MW firm west-to-east contract path (the “Contract Path”) from the interface of the transmission systems of American Electric Power Company, Inc. (“AEP”) and Commonwealth Edison Company (“ComEd”) to PJM Interconnection, LLC (“PJM”). At the time of the Merger, PECO Energy Company (“PECO”) was a member of what was then the PJM independent system operator. Exelon committed to file a post-effective amendment seeking Commission approval of any alternative arrangement to satisfy the interconnection requirement.

     As explained more fully herein, it is contemplated that AEP will join PJM on or about October 1, 2004. Upon the integration of AEP into PJM, the transmission facilities of ComEd will be physically interconnected with those of PECO through the facilities of other members of PJM. Accordingly, Exelon requests that the Commission issue an order finding that, once AEP joins PJM, the Exelon interconnection requirement will be satisfied by the membership of ComEd and PECO in PJM. Exelon asks the Commission to further determine that, with the entry of AEP into PJM, Exelon is not required to renew the Contract Path as a basis for interconnection under the 1935 Act.

     In consideration of these facts, Exelon asks that the Commission issue its order in this matter on or before October 1, 2004.

B.	Description of the Exelon System Companies

     Exelon has three principal operating public utility company subsidiaries.1

•	PECO, a public utility company engaged in (i) the purchase, transmission, distribution and sale of electricity and (ii) the purchase, distribution and sale of natural gas in Pennsylvania;

•	ComEd, a public utility company engaged in the purchase, transmission, distribution and sale of electricity in Illinois; and

•	Exelon Generation Company, LLC (“Genco”), a public utility company engaged in the purchase, generation and sale of electricity in Pennsylvania, Illinois and elsewhere.

     In addition, Exelon has the following other principal subsidiaries:

•	Exelon Energy Delivery Company, LLC (“Delivery”), an intermediate registered holding company and a first tier subsidiary of Exelon, which has as wholly-owned subsidiaries , ComEd and PECO[2];

•	Exelon Business Services Company, the service company for the Exelon System;

•	Exelon Ventures Company, LLC (“Ventures”), an intermediate registered holding company and a first tier subsidiary of Exelon, which has as wholly-owned subsidiaries, Genco and Exelon Enterprises Company, LLC (“Enterprises”);[3] and

•	Enterprises, the principal subsidiary through which Exelon conducts its non-utility businesses.

     1 Commonwealth Edison Company of Indiana is a fourth public utility company subsidiary that has no retail customers.

     2 Delivery filed a Form U5A Notification of Registration on June 4, 2001.

     3 Ventures filed a Form U5A Notification of Registration on January 23, 2001.

     Effective as of January 1, 2001, Exelon effectuated the corporate restructuring (the “Restructuring”) contemplated in the Commission’s order approving the merger (the “Merger”) that created Exelon (Holding Co. Act Release No. 27256, October 19, 2000) (the “Merger Order”).4 In summary, the Restructuring consisted of the transfer of electric generating assets of ComEd and PECO to Genco and the transfer of PECO’s and Unicom Enterprises, Inc.’s non-utility subsidiaries to be indirect subsidiaries of Ventures.

C.	Interconnection

1.	The Merger Order

     At the time of the Merger Order, what was then the PJM independent system operator offered transmission service over the transmission facilities of PECO and other PJM members under the PJM open access transmission tariff (“OATT”) on file with the Federal Energy Regulatory Commission (“FERC”). PECO also had an OATT on file with the FERC. At that time, ComEd was a member of the Mid-America Interconnected Network, a regional reliability council.

     In the Merger Order, the Commission found the interconnection requirement satisfied as follows:

Applicant states that the electric properties of the Exelon system will be interconnected through the transmission facilities of ComEd and PECO and extensive available interstate open access transmission. Exelon will have the legal right under FERC-mandated OATTs to move power economically to customers as needed and in amounts sufficient to meet — under normal conditions — its operating needs throughout the Exelon system.

In addition, Exelon has obtained, through PECO, a 100 MW firm west-to-east, contract path commencing November 1, 2000 (the “Contract Path”). The Contract Path extends from the interface of the transmission systems of American Electric Power and ComEd to the interface of the Virginia Electric and Power Company and the PJM transmission systems and, through the PJM transmission systems, to PECO.

Exelon commits to keep the Contract Path in place for three years after the date of this order or until such earlier time as the Commission determines that an alternate path or some other arrangement is sufficient to maintain compliance with the statutory interconnection requirement. Exelon will file a post-effective amendment in this filing seeking Commission approval of any alternative arrangement in the event that Exelon proposes at any time, including at the end of the three-year period, not to renew the Contract Path. We have determined in several recent orders that the interconnection requirement is satisfied where the combined electric properties are interconnected through a contract path and applicants commit to find an alternative means of interconnection, if the contract path is not renewed.

Genco will coordinate Exelon’s access to transmission services from unaffiliated regional transmission providers, including the providers of the Contract Path. These transmission providers are required to offer a wide variety of services under their OATTs. Genco can reserve and schedule service through readily available, easy to use and redundant communications systems. Genco will be able to obtain the transmission services to connect the Exelon Electric System at

     4 Certain elements of the Restructuring were completed later in 2001.

rates which, by regulation, can be no higher than those which the unaffiliated transmission providers must charge themselves for their own comparable transactions. Applicant states that, in effect, Genco will be able to control the movement of power within the Exelon Electric System as reliably and efficiently as if all generation, transmission and distribution facilities of Genco, ComEd and PECO were directly interconnected over Exelon-owned facilities.

Applicant further notes that the feasibility of transmitting power from the ComEd electric system to the PECO electric system is demonstrated by the recent operations of the companies. ComEd and PECO have engaged in power sales arrangements since 1996. PECO has been able to move this power to Pennsylvania for its use through various firm and non-firm open access transmission arrangements.

Merger Order at 23-25 (emphasis added; footnotes omitted).

2.	Subsequent Developments

     The AEP and Virginia Electric and Power Company (“VEPCO”) delivery points on the Contract Path were combined for pricing in March 2002 such that reservations were changed from VEPCO to AEP/Virginia Power/Import. This change was initiated unilaterally by the PJM Market Monitor to eliminate potential gaming opportunities in movement of power into PJM.

     On December 20, 2002, the FERC approved PJM as a regional transmission organization (“RTO”). PJM Interconnection, L.L.C., 101 FERC ¶61,345 (2002). PECO was a founding member of PJM, and PECO’s transmission assets are committed to PJM’s control.

     On April 1, 2003, ComEd received approval from the FERC to transfer control of its transmission assets to PJM. American Electric Power Service Corporation, 103 FERC ¶61,008 (2003). The FERC also accepted for filing the amended PJM Tariff reflecting the inclusion of the transmission assets of ComEd and other new members, subject to a compliance filing and to hearing on certain issues. Id. On June 2, 2003, ComEd began receiving electric transmission reservation services from PJM and transferred control of ComEd’s Open Access Same Time Information System to PJM. Although full integration of ComEd’s transmission assets into PJM’s energy market structures was scheduled to occur in November 2003, the integration was delayed due to the August 14, 2003 power blackout in the Northeast United States and Canada and the analysis of the impacts of that event. On March 18, 2004, the FERC approved ComEd’s plan to complete its integration into PJM, subject to the North American Electric Reliability Council (“NERC”) approval of the PJM and Midwest Independent Transmission System Operator, Inc. (“MISO”) reliability plans to assure no adverse impacts. PJM Interconnection, L.L.C., 106 FERC ¶61,253 (2004) The NERC granted the required approval on April 2, 2004. North American Electric Reliability Council, Resolution on Approval of PJM Reliability Plan, Approved by Board of Trustees (April 2, 2004). On April 27, 2004, the FERC issued its order approving ComEd’s application to integrate fully into PJM. PJM Interconnection, L.L.C., 107 FERC ¶61,087 (2004). On April 30, 2004, ComEd accepted the conditions in the FERC order, and full integration occurred on May 1, 2004. Thus, as of May 1, 2004, both PECO and ComEd’s systems are under PJM’s control.

     In two separate orders entered June 17, 2004 regarding AEP integration into PJM, the FERC cleared the way for AEP to integrate into PJM and established October 1, 2004 as the date for such integration. New PJM Companies and PJM Interconnection, L.L.C., 107 FERC ¶61,272 (2004) and New PJM Companies, 107 FERC ¶61-271, P 129 (2004),

3.	Exelon Interconnection Through PJM

     Once AEP joins PJM, the transmission facilities of ComEd will be physically interconnected with those of PECO through the facilities of other members of PJM.

     As noted above, PJM is an RTO that coordinates the movement of wholesale electricity in all or parts of Delaware, Illinois, Maryland, New Jersey, Ohio, Pennsylvania, Virginia, West Virginia and the District of Columbia. Acting neutrally and independently, PJM operates the world’s largest competitive wholesale electricity market and ensures the reliability of the largest centrally dispatched control area in North America. PJM’s members/customers include power generators, transmission owners, electricity distributors, power marketers and end-use customers. PJM’s role as a federally regulated RTO means that it acts independently and impartially in managing the regional transmission system and the wholesale electricity market. PJM also manages a sophisticated regional planning process for generation and transmission expansion to assure future electric reliability. The company is headquartered near historic Valley Forge, Pennsylvania, approximately 25 miles from downtown Philadelphia.

     The Commission has previously found that the interconnection requirement was satisfied through participation in a tight power pool, where the companies were indirectly interconnected through the pool transmission facilities, Unitil Corp., Holding Co. Act Release No. 25524 (April 24, 1992), and expressly has found the requirement satisfied based upon membership in PJM. Conectiv, Inc., Holding Co. Act Release No. 26832 (Feb. 25, 1998); Pepco Holding, Inc., Holding Co Act Release No. 27533 (July 24, 2002).

     The Commission in Unitil Corp. explained:

Generally, a tight power pool consists of two or more electric systems which coordinate the planning and/or operation of their bulk power facilities for the purpose of achieving greater economy and reliability in accordance with a contractual agreement that establishes each member’s responsibilities.

Tight power pools have centralized dispatch of generating facilities, whereby energy and operating reserves are interchanged among the participant systems and transferred over facilities owned by the individual participants. Participants have contractual requirements relating to generating capacity and operating reserves, together with specific financial penalties if these requirements are not met. Sufficient transmission capacity is made available to realize the full value of operating and planning coordination. Id. at 10, n. 22.

The Commission in Conectiv noted that PJM was a tight power pool and, citing Unitil, stated that “The Commission has previously determined that the physical interconnection requirements of the Act can be satisfied on the basis of contractual rights to use third parties’ transmission lines, when the merging companies are members of a tight power pool.” (Conectiv at 29, 30). In NRECA v. SEC, 276 F.3d 609 (Jan. 18, 2002), the Court of Appeals for the District of Columbia Circuit cited Conectiv for the proposition that “the physical interconnection requirement of the Act can be satisfied on the basis of contractual rights to use third parties’ transmission lines, when the merging companies are members of a tight power pool”—that is, a group of utilities that coordinate their planning and operation to improve economy and reliability. (Id. at 616).

     As explained in the attached affidavit from Michael Kormos, Vice President for System Operations for PJM (the “Kormos Affidavit”), the electrical connectivity between ComEd, which was a control area, and of PECO, which has been part of the PJM control area, will be substantially enhanced following the AEP integration. Once AEP is integrated, PJM will be the single control area for the entire region and will exercise functional control over a contiguous, interconnected transmission system with a span that will encompass both ComEd and PECO operations, as well as those of other PJM companies. Mr. Kormos explains that PJM’s regional planning process for generation and transmission expansion includes tests designed to ensure that generation is always deliverable to load, i.e., that both network transmission and generation resources are always available and sufficient to serve the members’ loads. Mr. Kormos states that:

[A]bsent an extreme physical disturbance to the grid, after AEP’s integration into PJM, at least 100 MW of power could be moved at all times in both directions (west-to-east from ComEd to PECO and east-to-west from PECO to

ComEd) under the PJM open access transmission tariff (“OATT”). In reality, the expected transfers of power in both directions will be much larger.

Mr. Kormos further explains that, even if renewed, once functional control over AEP’s transmission system is delivered to PJM, the Contract Path would be converted to PJM service and, although at that time, ComEd and PECO may choose to purchase point-to-point transmission service for part of the load and network service for the balance, reliance on point-to-point service would diminish the interconnection and coordination of the Exelon system:

Although PJM makes available point-to-point transmission service within PJM, to my knowledge no PJM customer has used it to serve load in the current PJM system. Furthermore, in my opinion, point-to-point transmission service within PJM would actually be detrimental to the purchaser. This is because under network service, PJM dispatches the most economical generation resource, regardless of ownership of that resource, to serve the network load. Any portion of load served by point-to-point transmission service would in effect elect to serve its own load, but subject to constraints on scheduling, etc. It would be excluded from the process whereby PJM dispatches to load the most economical generation resource. Thus, the purchaser of point-to-point transmission service within PJM would be paying a premium for transmission service that would actually disadvantage it.

Kormos Affidavit.5

     In contrast, reliance on network service will actually enhance Exelon’s existing interconnection and coordination. All of the generating assets and activities of the Exelon system are centralized in Genco. Following the Merger, Genco coordinated access to transmission services for both ComEd and PECO using the Contract Path and OATTs. Since May 1, 2004, PJM now coordinates the transmission service using network service and an agreement with AEP. Once AEP is integrated into PJM, PJM will coordinate dispatch for reliability purposes and provide joint economic dispatch for an area including both ComEd and PECO. Genco will bid its generating units into PJM, which units will be subject to PJM coordination for reliability purposes along with the other generating units bid into the PJM control area, and which units will become part of joint economic dispatch for the newly defined PJM region. Generation from Genco’s units along with those of others will flow to load using PJM network transmission service. This coordination, originally confined to PJM’s initial boundaries, will now include ComEd and AEP within the expanded PJM region. The result will be coordinated use of transmission with least cost economic dispatch for the entire expanded PJM region.

     As noted above, the Merger Order provides that: “Exelon will file a post-effective amendment in this filing seeking Commission approval of any alternative arrangement in the event that Exelon proposes at any time, including at the end of the three-year period, not to renew the Contract Path.” Exelon believes that the intervening event of its PJM membership, with PJM becoming a single control area for the entire PJM region, should suffice for the purpose of meeting the statutory interconnection requirement on a going-forward basis. Accordingly, Exelon requests that the Commission issue an order finding that the Exelon interconnection requirement is satisfied by the membership of ComEd and PECO in PJM and further, that upon the integration of AEP into PJM, the Company will not be required to renew the Contract Path as a basis for interconnection under the 1935 Act.

D.	Compliance with Rule 54

     The requested authority is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any exempt wholesale generator (“EWG”) or foreign utility company (“FUCO”) or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding

     5 The Kormos Affidavit is attached as Exhibit E-1.

company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Exelon currently does not meet all of the conditions of Rule 53(a).

     At June 30, 2004, the consolidated amount of Exelon’s aggregate investment in EWGs and FUCOs as that term is defined in Rule 53 was $1.9 billion, which is in excess of 50% of Exelon’s average consolidated retained earnings (calculated as required by Rule 53) of $2.5 billion as of June 30, 2004. The Commission, by order dated April 1, 2004 (HCAR No. 35-27830, File No. 70-10189), (the “Financing Order”) authorized Exelon to enter into financing transactions in respect of an “aggregate investment” in EWGs and FUCOs to up to $4 billion.

     Exelon satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Exelon maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Exelon’s domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Exelon directly or indirectly holds an interest. With reference to Rule 53(a)(4), Exelon will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

     In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which Exelon has an interest, there would be no basis for withholding approval of the proposed transaction. With regard to capitalization, since December 31, 2000, there has been no material adverse impact on Exelon’s consolidated capitalization resulting from Exelon’s investments in EWGs and FUCOs. See table immediately below.

Capitalization	12/31/2000	12/31/2001	12/31/2002	12/31/2003	6/30/04
Equity	31.3%	34.7%	32.1%	34.9%	37.6%
Preferred Securities	2.7%	2.6%	2.5%	2.6%	2.8%
Long-Term Debt (Including current maturities)	60.1%	61.2%	60.3%	60.8%	58.5%
Short-Term Debt	5.9%	1.5%	5.0%	1.7%	1.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

     These ratios are within acceptable industry ranges. The proposed transactions will not have any material impact on capitalization. In the aggregate, Exelon’s EWG and FUCO investments have been profitable for all annual periods ending December 31, 2000 through December 31, 2002 and for the quarter ended June 30, 2003. While in 2003 Exelon recorded losses of $1.2 billion ($729 million net of income tax) in connection with two of its EWG investments, Exelon New England Holdings Company (“EBG”) and Sithe Energies, Inc. (“Sithe”), Exelon has since transferred the ownership of EBG to EBG’s lenders (on May 25, 2004, recognizing a net gain of $85 million), and plans to exit the Sithe investment as well. Excluding the two loss companies, for which substantially all required write-offs have been taken, Exelon’s remaining EWGs were profitable in 2003. For information on EWG earnings, please see item 5a of Exelon’s quarterly filed Rule 24 certificates.

Item 2. Fees, Commissions and Expenses.

     The incremental fees, commissions and expenses incurred or to be incurred in connection with this Post-Effective Amendment are estimated to be not more than $10,000.

Item 3. Applicable Statutory Provisions.

     Sections 10 and 11 of the Act govern the integration requirements as they apply to registered holding companies.

Item 4. Regulatory Approval.

     No regulatory approvals are required other than that of the Commission.

Item 5. Procedure.

     The Applicant respectfully requests that appropriate and timely action be taken by the Commission in this matter. No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission’s decision in this matter. There should be no thirty-day waiting period between the issuance and effective date of any order issued by the Commission in this matter, and it is respectfully requested that any order be made effective immediately upon the entry thereof.

Item 6. Exhibits and Financial Statements.

Exhibit E-1:	Kormos Affidavit
Exhibit H-1:	Form of Notice

Item 7. Information as to Environmental Effects.

     None of the matters that are the subject of this Application-Declaration involve a “major federal action” nor do they “significantly affect the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act. None of the proposed transactions that are the subject of this Application-Declaration will result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency which has prepared or is preparing an environmental impact statement with respect to the transactions proposed herein.

     Pursuant to the Act, each of the undersigned companies has caused this Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 6, 2004

Exelon Corporation Commonwealth Edison Company
10 South Dearborn Street 37th Floor Chicago, Illinois 60603

PECO Energy Company
2301 Market Street Philadelphia, Pennsylvania 19101

Exelon Generation Company, LLC
300 Exelon Way Kennett Square, Pennsylvania 19348

By Exelon Corporation

By:	/s/ Elizabeth A. Moler

Name:	Elizabeth A. Moler
Title:	Executive Vice President Government and
Environmental Affairs and Public Policy, Exelon Corporation